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405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

www.gracinmarlow.com

October 17, 2017

VIA EDGAR

United States Securities

   and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards

Re:	Heat Biologics, Inc.

Registration Statement on Form S-1

Filed October 10, 2017

File No: 333-220470

Dear Mr. Edwards:

Thank you for your letter dated October 17, 2017 regarding the Heat Biologics, Inc. (“Heat”) Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-220470) (“Amendment No. 1”). In order to assist you in your review, we hereby submit a letter responding to the comment and Amendment No. 2 to the Registration Statement marked to show changes. For your convenience, we have set forth below the Staff’s comment in italicized text followed by our response thereto.

SEC Comment:

Amendment No. 1 to Form S-1

Cover Page

1.

Please revise the cover page to state that you are offering subscription rights to purchase up to 15 million shares of common stock. The top of the prospectus cover page where you state that the offering will be for rights to purchase "up to" 12 million shares suggests that the offering will be limited to rights for 12 million shares, but footnote 2 to the net proceeds table states the size of the offering may be increased to subscription rights to purchase up to an aggregate of 15 million shares.

United States Securities
   and Exchange Commission

October 17, 2017

Heat’s Response:

Amendment No. 2 to the Registration Statement has been revised to, among other things, disclose that Heat is offering subscription rights to purchase up to a maximum of 12 million shares. The option to issue additional shares at the discretion of Heat’s Board of Directors, as set forth in Amendment No. 1, has been deleted.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457, or Patrick J. Egan at (914) 557-5574.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

Enclosures

cc:	Jeffrey Wolf
Chief Executive Officer of Heat Biologics, Inc.